TOMORROW

BOOKSTORE



THE PITCH DECK

JANUARY 2023

THE VISION

OUR FUTURE IS ONLY AS STRONG AS OUR COMMUNITIES.

OUR COMMUNITIES ARE BUILT ON THE STORIES WE SHARE.

TOMORROW BOOKSTORE CURATES STORIES — ABOUT OURSELVES AND THE WORLD AROUND US — TO CREATE A STRONGER COMMUNITY AND A **BETTER TOMORROW.**



THE PROBLEM

THE LACK OF INDEPENDENT BOOKSTORES LEAVES INDIANAPOLIS WITH MAJOR **SOCIAL**, **CULTURAL**, AND **MARKET** GAPS.

THESE GAPS IMPACT OUR ABILITY TO CONVENE AND CONNECT. THEY IMPACT OUR CITY'S IDENTITY — DEPRIVING US OF AN IMPORTANT CULTURAL PULSE.

THE SOLUTION

1. **LOCAL SPACE** FOR DOWNTOWN COMMUNITY TO BUY **NEW BOOKS**

2. **REPUTATION** FOR WELL-CURATED BOOKS

3. **PERSONALIZED EXPERIENCES** AND **ENGAGED BOOKSELLERS**

THE BENEFITS

1. **CULTURAL PILLAR** - SPACE TO **CONVENE** AND **SHARE IDEAS**

2. **QUALITY OF PLACE** AND **CITY PRIDE**

3. **LOCAL ALTERNATIVE** TO CORPORATIZED RETAIL



THE TEAM



JULIA BREAKEY
CHIEF BOOK OFFICER

VIDEO EDITOR WITH UNENDING CURIOSITY AND A PASSION FOR STORIES.

BA FILM & MEDIA FROM THE UNIVERSITY OF CAPE TOWN.

CURRENTLY READING *THE BOOK OF FORM AND EMPTINESS* BY RUTH OZEKI.

JAKE BUDLER
CHIEF OPERATIONS OFFICER

STARTUP CONNECTOR AND PROFESSIONAL RELATIONSHIP BUILDER.

BA ECONOMICS FROM WABASH COLLEGE.

CURRENTLY READING *ALL IN* BY BILLIE JEAN KING

01

THE MARKET

THE RIGHT PLACE AT THE RIGHT TIME

THE RENAISSANCE OF READING THAT OCCURRED DURING THE PANDEMIC [HAS] SEEMED TO CONTINUE

AMERICAN BOOKSELLERS ASSOCIATION



THE BOOKSTORE REVIVAL



INDEPENDENT BOOKSTORE COMPANIES IN THE US (STATISTICA)

- 2010 — 1,410
- 2013 — 1,632
- 2016 — 1,775
- 2019 — 1,887
- 2022 — 2,023

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A CITY THAT'S READY

	INDIANAPOLIS	TARGET AREA
POPULATION	882,039	68,712
MEDIAN AGE	34	32 (46204)
MEDIAN HOUSEHOLD INCOME	$51,000	$73,000 (46204)

A TALE OF TWO CITIES

CINCINNATI, A SIMILAR MARKET TO **INDIANAPOLIS**, BOASTS **FIVE** COMPARABLE BOOKSTORES IN A 2.5MI RADIUS.

DOWNTOWN INDIANAPOLIS HAS **NONE**.



CINCINNATI



INDIANAPOLIS

THE TESTIMONIALS

DOWNTOWN RESIDENTS WANT A BOOKSTORE. WE KNOW BECAUSE WE ASKED THEM.

1. "INDEPENDENT BOOKSTORES CREATE SAFE SPACES FOR **LEARNING, GROWING,** AND **REST.** I CAN'T BELIEVE WE'VE GONE SO LONG WITHOUT HAVING ONE IN INDY!"

2. "IT'S BEEN ONE OF THE **BIGGEST DISAPPOINTMENTS** TO LIVE SOMEWHERE WITHOUT AN INDEPENDENT BOOKSTORE."

3. "A LOCAL BOOKSTORE IS WHAT GIVES A NEIGHBORHOOD ITS **CHARACTER** AND **CULTURE**... AND BECOMES A BELOVED VENUE WHERE IDEAS THRIVE."

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LOCALISM IN INDY

INDIANAPOLIS HAS PROVEN IT CARES ABOUT **CULTURE** AND **SUPPORTING LOCAL BUSINESSES**. THESE BRANDS ARE THRIVING IN A MARKET THAT IS WILLING TO PAY A **PREMIUM** FOR LOCALLY CRAFTED AND CURATED GOODS.

CULTURE

1. **KAN-KAN + LIVING ROOM:** NEW DOWNTOWN CINEMAS

2. **SQUARE CAT VINYL:** MUSIC AND VINYL IN FOUNTAIN SQUARE

3. **BUTTER ART FAIR:** ANNUAL ART SHOW BY GANGGANG

NICHE RETAIL

1. **HOWL & HIDE:** HIGH-END LEATHER GOODS IN FOUNTAIN SQUARE

2. **GROUNDED:** PLANT GOODS STORE ON THE EAST SIDE

3. **HOMESPUN:** LOCAL CRAFT GOODS ON MASS AVE

UPSCALE FOOD

1. **SIDEDOOR BAGEL:** HIGH-END BAGEL SHOP WITH LINES OUT THE DOOR

2. **AMELIA'S:** LOCAL BAKERY WITH CONTINUED GROWTH

3. **SHOYU RAMEN @ STRANGE BIRD:** A POP-UP TURNED PERMANENT RAMEN JOINT

THE CURRENT LANDSCAPE

STORE	TYPE	LOCATION
TOMORROW BOOKSTORE	NEW, GENERAL INTEREST	DOWNTOWN
INDY READS	USED, NON-PROFIT, GENERAL INTEREST	FOUNTAIN SQUARE
BEYOND BARCODES	NEW, SPECIAL INTEREST	EAST SIDE
WHISPERING SHELF	NEW, GENERAL INTEREST	POP-UP
UJAMAA COMMUNITY BOOKSTORE	NEW, SPECIAL INTEREST	RIVERSIDE
FIRST EDITION RARE BOOKS	USED, RARE	DOWNTOWN



02

THE STRATEGY

APPEALING TO LOCALISM AND COMMUNITY

THE MODEL
THE MODEL
THE MODEL

1. **CURATED** AND **RELEVANT** NEW BOOKS

2. PREMIER SPACE FOR **LITERARY EVENTS**

3. HOSTING AND FACILITATING **BOOK CLUBS**

4. LOCAL **BRAND PARTNERSHIPS**

5. LOCAL **CRAFT COFFEE** AND **TEA**

6. **E-COMMERCE** ENABLED

THE CATALOG

TOMORROW BOOKSTORE WILL PRIMARILY SELL **NEW BOOKS**, SUPPLEMENTED WITH LIGHTLY USED INVENTORY, CRAFT COFFEE AND TEA, LOCAL ART AND OTHER MERCHANDISE.

OUR FOCUS IS ON CURATING A SELECTION OF RELEVANT AND IN-DEMAND BOOKS ACROSS A **VARIETY OF GENRES**.

WE ARE CULTIVATING RELATIONSHIPS WITH BOTH THE "BIG FIVE" AND INDEPENDENT PUBLISHERS TO STAY ON THE PULSE OF **INDUSTRY TRENDS**.





























GREEK LESSONS
A NOVEL
AUTHOR OF THE VEGETARIAN
HAN KANG
TRANSLATED BY DEBORAH SMITH AND EMILY YAE WON
THE SKIN AND ITS GIRL
a novel
SARAH CYPHER
MICHELLE OBAMA
THE LIGHT WE CARRY
OVERCOMING IN UNCERTAIN TIMES
The FORGOTTEN GIRLS
A MEMOIR of FRIENDSHIP and LOST PROMISE in RURAL AMERICA
MONICA POTTS
"Vital . . . a brilliantly revealing portrait of the structures of poverty, land theft, and racism that shaped not only Floyd but also his kinship networks in the South." —The New York Times Book Review, Editors' Choice
HIS NAME IS GEORGE FLOYD
ONE MAN'S LIFE and THE STRUGGLE FOR RACIAL JUSTICE
NATIONAL BOOK AWARD FINALIST
ROBERT SAMUELS and TOLUSE OLORUNNIPA of The Washington Post
Every ending has a beginning.
a novel
#1 NEW YORK TIMES BESTSELLING AUTH
IT ENDS WITH US
MENSAH
TOM ROSTON
CHOICE IS AN ILLUSION.
BLOODGUARD
INTERNATIONAL AWARD WINNING AUTHOR
CECY ROBSON
NEW YORK TIMES BESTSELLING AUTHOR
RiCHARD OSMAN
"These...sleuths...don't miss a beat." —People
The Bullet That MISSED
A THURSDAY MURDER CLUB MYSTERY
NOW IS NOT the TIME to PANIC
A Novel
NEW YORK TIMES BESTSELLING AUTHOR OF Nothing to See Here
KEVIN WILSON
ONCE THERE WAS
KIYASH MONSEF
THE PARROT AND THE IGLOO
CLIMATE AND THE SCIENCE OF DENIAL
DAVID LIPSKY
New York Times Best-selling Author

A GLIMPSE INTO THE OPENING CATALOG

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THE LOCATION

THE LOCATION

THE LOCATION

1. DOWNTOWN INDIANAPOLIS, MASS AVE

2. 900SF RETAIL SPACE

3. NEAR EXISTING RETAIL CLUSTERS AND BOTTLEWORKS DEVELOPMENT

4. VISIBLE AND ACCESSIBLE



THE STORE

882 MASSACHUSETTS AVE
900SF; DOWNTOWN INDY'S
PREMIER RETAIL CORRIDOR

Jeep
Abbiocco Pizzeria
tleworks District
Block 4 Lot
The Garage Food Hall
Bellefontaine St
BODHI
882 Massachusetts Ave,
Indianapolis, IN 46204
5 min drive · home
E 9th St
Bottleworks
College
Parking
N College Ave
The Fountain Room
Gordons Milkshake Bar
Ice Cream
Mary St
Boomerang Boutique
Women's clothing store
N Davidson St
eech Candle Co

THE TIMELINE

2022

AUG
LAUNCHED BUSINESS PLANNING

OCT
REGISTERED BUSINESS, JOINED ABA

NOV
INITIATED LOCATION SEARCH

DEC
FUNDRAISE + BRAND LAUNCH

2023

FEB
BUILD OUT SPACE, INVENTORY

APR
TOMORROW BOOKSTORE LAUNCH

T

THE NUMBERS

OUR FINANCIALS ARE MODELED WITH **ONE FULL-TIME EMPLOYEE** (JULIA), **ONE PART-TIME EMPLOYEE** AND A **SIX-MONTH RAMP-UP PERIOD.**

WE WILL STRIVE FOR EFFICIENCY WHILE MAKING DATA-INFORMED DECISIONS, AND FOLLOW INDUSTRY BEST PRACTICES TO OFFSET A LOW-MARGIN RETAIL BUSINESS.

TOMORROW BOOKSTORE WILL ALSO OFFER **HIGH-MARGIN ITEMS**, HOST **CURATED EVENTS**, AND CREATE A **WELCOMING SPACE** TO DRIVE REPEAT CUSTOMERS.

FINANCIALS

	2023	2024	2025
REVENUE	$63,000	$222,200	$248,000
GROSS MARGIN	48% (no labor costs)	32%	28%
NET PROFIT	$1,900	$13,500	$11,800

  **3 YEAR PROJECTIONS**

STARTUP COSTS (TAB #2)

  **MONTHLY BREAKEVEN BUDGET** (TAB #1)

FULL BUSINESS PLAN

CLICK LOGOS FOR MORE

INVEST IN TOMORROW

WE ARE RAISING $30,000 TO LAUNCH TOMORROW BOOKSTORE IN 2023.

TOMORROW BOOKSTORE WILL NOT ONLY SELL BOOKS; WE WILL SELL THE PROMISE OF A FUTURE FILLED WITH ADVENTURE, CURIOSITY AND UNDERSTANDING.

A FUTURE FOR OURSELVES AND OUR CITY SHAPED BY OUR STORIES.

WE ARE ASKING YOU TO HELP MAKE THAT FUTURE A REALITY BY INVESTING IN THE POWER OF STORYTELLING — THE POWER OF TOMORROW.



THE DETAILS
THE DETAILS
THE DETAILS

1. **$30K** FUNDRAISE (INVESTMENT)

2. **$25K** OWNERS INVESTMENT

3. RAISED FUNDS GO PRIMARILY TO **INVENTORY***

4. **COMPETITIVE INTEREST RATE RETURN** FOR DEBT INVESTORS

JAKE@TOMORROWBOOKSTORE.COM FOR MORE

*NEW BOOK INVENTORY IS A FULLY RETURNABLE ASSET

T


TOMORROW AND TOMORROW AND TOMORROW CREEP IN THIS PETTY PACE FROM DAY TO DAY.
MACBETH, ACT V SCENE V

03

APPENDIX

RAFFAELLI (HARVARD BUSINESS SCHOOL)

- "REINVENTING RETAIL: THE NOVEL RESURGENCE OF INDEPENDENT BOOKSTORES" BY DR. RYAN RAFFAELLI EXAMINES HOW COMMUNITY-BASED BRICK-AND-MORTAR RETAILERS CAN ACHIEVE **SUSTAINED MARKET GROWTH** IN THE FACE OF ONLINE AND BIG BOX RETAIL COMPETITION.

- **COMMUNITY, CONVENING,** AND **CURATION** ARE THE THREE "C"S THAT HAVE LED TO THE INDEPENDENT BOOKSTORE RESURGENCE.

Reinventing Retail: The Novel
Resurgence of Independent
Bookstores

Ryan L. Raffaelli

HARVARD | BUSINESS | SCHOOL

Working Paper 20-068



ABA ABACUS REPORT 2021

- THE **AMERICAN BOOKSELLERS ASSOCIATION'S** ABACUS 2021 REPORT HAS INFORMED AND DRIVEN TOMORROW BOOKSTORE'S **FINANCIAL STRATEGY** AND **BUSINESS PLAN**

- "A FREE ANNUAL REPORT [...] HIGHLIGHTING HOW YOUR STORE COMPARES TO OTHER STORES IN A RANGE OF AREAS, INCLUDING **PROFITABILITY, PRODUCTIVITY,** AND **FINANCIAL MANAGEMENT**."

- "USING THE ABACUS REPORT IS LIKE ADDING A FINANCIAL OFFICER TO YOUR STAFF; IT CLEARLY HIGHLIGHTS AREAS THAT NEED IMPROVING AND AREAS IN WHICH YOUR STORE IS SUCCEEDING."

ABACUS
A Financial Benchmarking Report

ABACUS is an opportunity for stores to shift from fire fighting mode to fire prevention mode. Using ABACUS as a guide, stores can stop and look at their business through this lens to find savings and leverage data.

A customized report will tell you:

1 How is your cost of sales? Are you getting the best discounts?
2 Are you claiming all the co-op you are entitled to?
3 How are your expenses as compared to your peers?
4 Are you paying your employees properly? Is your payroll too high or too low?

A customized report can be used as:

An Advocacy Tool

Schools
Educates schools on local bookstore prices and why they differ from Amazon.

Government
Used to lobby for legislation and policy that supports small business, specifically independent bookstores.

Publishers
Educates publishers about independent bookstore financials and helps to negotiate better terms and meaningful support for bookstores.

A Financial Tool

Profitability
Highlights areas and opportunities for owners to improve their profitability.

Employee Support
Compares stores by region so owners can ensure the best employee support.

Occupancy
Educates landlords and developers about a bookstore's business — an essential tool during lease negotiations or against cost-prohibitive rents.

Filling out the ABACUS survey will pay off exponentially for your business.

Tips for submitting your ABACUS:

1 Have your tax return and year-to-date Z report from your POS handy.
2 Allot about 45 minutes to complete. Or, if you spend 10 minutes a day, you will finish in 5 days (inputs save automatically).
3 Ask for help! Call PK at 914.406.7515 or Sophia at industry insights at 380.215.1115 if you are stuck.

Copyright 2022 American Booksellers Association. All rights reserved.